Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED BYLAWS OF

INTERNET BRANDS, INC.

The undersigned, being the Secretary of Internet Brands, Inc. (the “Company”), hereby certifies as follows:

1.	Effective June 11, 2009, the Amended and Restated Bylaws of the Company were amended to read as follows:

Article III, Section 3.2 of the Amended and Restated Bylaws of the Company were amended by deleting the first sentence of Section 3.2 in its entirety and replacing it with the following sentence:

The number of directors of the corporation shall be seven (7).

Dated effective:  June 11, 2009

/s/ B. Lynn Walsh
B. Lynn Walsh, Secretary

Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO
THE RESTATED CERTIFICATE OF INCORPORATION
OF
INTERNET BRANDS, INC.

Pursuant to Section 242
of the General Corporation Law of the State of Delaware

Internet Brands, Inc., a corporation duly organized and existing under the General Corporation Law of the State of the Delaware (the “Corporation”), does hereby certify that:

1.  The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following provisions as Article 10 thereof:

“ARTICLE 10”

(A) DEFINITIONS. For purposes of this Article 10:

(1) “Excess Shares” means any Stock, or any rights in Stock, the Transfer or ownership of which would result in a Prohibited Ownership Percentage or a violation of Section (B) of this Article 10;

(2) “Expiration Date” means the earlier of (x) the repeal of Section 382 of the Internal Revenue Code of 1986, as amended from time to time, or any successor statute (collectively, the “Code”) if the Board of Directors determines that the restrictions in this Article 10 are no longer necessary for the preservation of the Tax Benefits, (y) June 30, 2011, or (z) such date as the Board of Directors shall fix in accordance with Section (G) of this Article 10;

(3) “Option” shall have the meaning set forth in Section 1.382-4 of the Treasury Regulations, as amended from time to time, promulgated under the Code (“Treasury Regulations”);

(4) a “Person” shall mean any individual, corporation, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, company, limited liability company, partnership, joint venture, or similar organization (including the Corporation if appropriate in the context) and also includes a group as that term is used for purposes of Section13(d)(3) of the Securities Exchange Act of 1934, as amended, or any other entity described in Treasury Regulation Section 1.382-3(a)(1)(i);

(5) “Prohibited Distributions” means any and all dividends or other distributions paid by the Corporation with respect to any Excess Shares received by a Purported Acquirer;

(6) a “Public Group” shall have the meaning contained in Treasury Regulation Section l.382-2T(f)(13), excluding any “direct public group” with respect to the Corporation, as that term is used in Treasury Regulation Section 1.382-2T(j)(2)(ii);

(7) a “Prohibited Ownership Percentage” shall mean (i) any Stock ownership that would cause a Person to beneficially own (as defined under Section 13(d) of the Securities Exchange Act of 1934) five percent (5%) or more in value of the aggregate of the outstanding shares of capital stock of the Corporation, or (ii) any Stock ownership that would cause a Person or Public Group to be a “5-percent shareholder” of the Corporation within the meaning of Treasury Regulation Section 1.382-2T(g)(1)(i); for this purpose, whether a Person or Public Group would be a “5-percent shareholder” shall be determined (i) without giving effect to the following provisions: Treasury Regulation Sections 1.382-2T(g)(2), 1.382-2T(g)(3), 1.382-2T(h)(2)(iii) and 1.382-2T(h)(6)(iii), (ii) by treating every Person or Public Group which owns Stock, whether directly or by attribution, as directly owning such Stock notwithstanding any further attribution of such Stock to other Persons and notwithstanding Treasury Regulation Section 1.382-2T(h)(2)(i)(A), (iii) by substituting the term “Person” in place of “individual” in Treasury Regulation Section 1.382-2T(g)(1), (iv) by taking into account ownership of Stock at any time during the “testing period” as defined in Treasury Regulation Section 1.382-2T(d)(1), and (v) by treating each day during the testing period as if it were a “testing date” as defined in Treasury Regulation Section 1.382-2T(a)(4)(i); in addition, for the purpose of determining whether any Person or Public Group has a Prohibited Ownership Percentage as of any date, the definition of Stock set forth in Section (A)(1O) shall be applied in lieu of the definition in Treasury Regulation Section 1.382-2T(f)(l8), except that any Option shall be treated as Stock only to the extent treating it as Stock would cause an increase in ownership of Stock by such Person and such Option would be deemed exercised pursuant to Treasury Regulations in effect from time to time (disregarding whether treating such Option as exercised would cause an ownership change);

(8) “Prohibited Person” shall mean any Person who has or would have, if a Transfer or purported Transfer were completed, a Prohibited Ownership Percentage;

(9) “Purported Acquirer” means any Person that purports to acquire record, beneficial, legal or any other ownership of Excess Shares.  If there is more than one Purported Acquiror with respect to certain Excess Shares (for example, if the Purported Acquirer of record ownership of such Excess Shares is not the Purported Acquiror of beneficial ownership of such Excess Shares), then references to “Purported Acquirer” shall include any or all of such Purported Acquirors, as appropriate;

(10) “Stock” refers to all classes or series of stock of the Corporation, all Options to acquire stock of the Corporation and all other interests that would be treated as stock in the Corporation pursuant to Treasury Regulation Section l.382-2T(f)(18)(iii), other than (I) stock described in Section 1504(a)(4) of the Code and (ii) stock that would be described in such Section 1504(a)(4) but is not so described solely because it is entitled to vote as a result of dividend arrearages;

(11) “Transfer” shall mean any conveyance, issuance, sale, transfer, gift, assignment, devise or other disposition, by any means, of legal, record or beneficial ownership (direct or indirect) of Stock, whether such means are direct or indirect, voluntary or involuntary, by operation of law or otherwise, or any agreement to take any such action or cause any such events, including, without limitation, the transfer of any ownership interest in any entity that owns (directly or indirectly) Stock (and any reference in this Article 10 to a Transfer of Stock shall include any Transfer of any interest in any such entity and references to the Persons to whom Stock is Transferred shall include Persons to whom any interest in any such entity shall have been Transferred); and

(12) “Transferee” means any Person to whom Stock is Transferred.

(B) TRANSFER AND OWNERSHIP RESTRICTIONS. In order to preserve the net operating loss carryforwards (including any “net unrealized built-in loss,” as defined under applicable law), capital loss carryforwards, general business credit carryforwards, alternative minimum tax credit carryforwards and other tax benefits (collectively, the “Tax Benefits”) to which the Corporation or any member of the Corporation’s “affiliated group,” as that term is used in Section 1504 of the Code, is or becomes entitled pursuant to the Code and the Treasury Regulations or any applicable state statute, from and after the effective time of this Article 10 until the Expiration Date, no  Transfer of any Stock may be made to the extent that such Transfer, if effected: (a) would cause the Transferee or any Person or Public Group to have a Prohibited Ownership Percentage; or (b) would increase the Stock ownership percentage (determined in accordance with Section 382 of the Code and the Treasury Regulations thereunder) of any Transferee or any Person or Public Group having a Prohibited Ownership Percentage.

(C) WAIVER OF RESTRICTIONS. Notwithstanding anything herein to the contrary, the Board of Directors may waive the application of any of the restrictions contained in Section (B) of this Article 10, including any Transfer of Stock that would otherwise be prohibited, in any instance in which the Board of Directors determines that a waiver would be in the best interests of the Corporation, notwithstanding the effect of such waiver on the Tax Benefits.  The Board of Directors may impose any conditions that it deems reasonable and appropriate in connection with such a waiver, including without limitation, restrictions on the ability of any Transferee to Transfer Stock acquired through a Transfer.  A waiver of the Board of Directors hereunder may be given prospectively or retroactively.

(D) PURPORTED TRANSFER IN VIOLATION OF TRANSFER RESTRICTION.  Unless a waiver of the Board of Directors is obtained as provided in Section (C) of this Article 10, any purported Transfer of Excess Shares (other than a Transfer as provided in Section (D)(2) of this Article 10 or an automatic transfer as provided below) shall be null and void ab initio and shall not be effective to Transfer any record, legal, beneficial or any other ownership of such Excess Shares to the Purported Acquiror, who shall not be entitled to any rights as a stockholder of the Corporation with respect to such Excess Shares, and such Excess Shares shall be automatically transferred pursuant to Delaware General Corporations Law Section 202(c)(4) to an agent designated by the Corporation (the “Agent”).  Any future dividends or distributions payable on any Excess Shares shall be paid to the Agent until the Excess Shares are sold by it.  A Transfer that is null and void under this Section (D) shall not adversely affect the validity of any other Transfer of any Stock in the same or any other related transaction.

(1) Demand by Corporation.  Unless a waiver of the Board of Directors is obtained as provided in Section (C) of this Article 10, within 30 days of a determination by the Board of Directors that there has been or is threatened a purported Transfer of Excess Shares to a Purported Acquirer, or that a Person proposes to take any action in violation of this Article 10 (whether or not such action is intentional), the Corporation shall make a demand on the Purported Acquirer to transfer or cause the transfer of any certificate or other evidence of purported ownership of the Excess Shares within the Purported Acquiror’s possession or control, along with the Prohibited Distributions, to the Agent.  Any failure by the Purported Acquirer to transfer or cause the transfer of any certificate or other evidence of purported ownership of the Excess Shares to the Agent shall not negate the automatic transfer of such Excess Shares to the Agent.

(2) Transfer of Excess Shares and Prohibited Distributions to Agent.  Upon demand by the Corporation, the Purported Acquirer shall transfer or cause the transfer of any certificate or other evidence of purported ownership of the Excess Shares within the Purported Acquiror’s possession or control, along with the Prohibited Distributions, to the Agent.  The Agent shall sell in an arms-length transaction (through the NASDAQ Stock Market, if possible, but in any event consistent with applicable law) any Excess Shares provided, however, that the Agent shall, in its reasonable discretion, effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s reasonable discretion, such sale or sales would disrupt the market for the Common Stock or other securities of the Corporation or would otherwise substantially adversely affect the value of the Common Stock or such other securities.  The proceeds of such sale shall be referred to as “Sales Proceeds.”  If, after purportedly acquiring the Excess Shares, the Purported Acquirer has purported to sell some or all of them to an unrelated party in an arms-length transaction, the Purported Acquirer shall be deemed to have sold such Excess Shares on behalf of the Agent, and in lieu of transferring the Prohibited Distributions to the Agent, the Purported Acquirer shall transfer to the Agent the Prohibited Distributions and the proceeds of such sale (the “Resale Proceeds”), except to the extent that the Agent grants written permission to the Purported Acquirer to retain a portion of the Resale Proceeds not exceeding the amount that would have been payable by the Agent to the Purported Acquirer pursuant to Section (D)(3) of this Article 10 if the Excess Shares had been sold by the Agent rather than by the Purported Acquirer.  Any purported Transfer of the Excess Shares by the Purported Acquirer other than a transfer which (a) is described in the preceding sentences of this Section (D)(2) or occurs automatically to the Agent and (b) does not itself violate the provisions of this Article 10 shall be null and void ab initio and shall not be effective to transfer any ownership of the Excess Shares.

(3) Allocation of Sale Proceeds, Resale Proceeds and Prohibited Distributions.  The Sales Proceeds, the Resale Proceeds if applicable, and Prohibited Distributions if applicable shall be allocated as follows: (1) first to the Agent in an amount equal to the expenses incurred in selling such Excess Shares; then (2) second, to the Purported Acquirer up to the following amount: (a) the purported purchase price paid or value of consideration surrendered by the Purported Acquirer for the Excess Shares, or (b) where the purported Transfer of the Excess Shares to the Purported Acquirer was by gift, inheritance, or any similar purported Transfer, the fair market value of the Excess Shares at the time of such purported Transfer; and then (3) third any remaining amounts to an entity designated by the Corporation that is described in Section 501(c)(3) of the Code, contributions to which must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.  In no event shall any Excess Shares, Sales Proceeds, Resale Proceeds or Prohibited Distributions inure to the benefit of the Corporation or the Agent, except to the extent used to cover expenses incurred by the Agent in performing its duties hereunder.

(4) Remedies.  Without limiting any other remedies available to the Corporation, if a Purported Acquirer shall fail to comply with Section (D)(2) of this Article 10 within thirty (30) days of the Corporation’s demand, and unless a waiver of the Board of Directors is obtained as provided in Section (C) of this Article 10, the Corporation shall promptly take all cost effective actions which it believes appropriate to compel the Purported Acquirer to surrender to the Agent the certificates representing any purported ownership of Excess Shares, the Resale Proceeds, and/or the Prohibited Distributions or to enjoin or rescind any such purported Transfer.  The Board of Directors may authorize such additional actions as it deems advisable to give effect to the provisions of this Article 10, including, without limitation, refusing to give effect on the books of the Corporation to any such purported Transfer.  The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce or prevent a violation of the provisions of this Article 10.

(5) Liability.  If any Person shall knowingly violate, or knowingly cause any other Person under the control of such Person (“Controlled Person”) to violate, Section (B) of this Article 10, then that Person and any Controlled Person shall be jointly and severally liable for, and shall pay to the Corporation, such amount as will, after taking account of all taxes imposed with respect to the receipt or accrual of such amount and all costs incurred by the Corporation as a result of such violation, put the Corporation in the same financial position as it would have been in had such violation not occurred.

(E) OBLIGATION TO PROVIDE INFORMATION.  At the request of the Corporation or as a condition to the registration of the Transfer of any Stock, any Person who is a beneficial, legal or record holder of Stock, and any proposed Transferee and any Person controlling, controlled by or under common control with the proposed Transferee, shall provide such information as the Corporation may request from time to time in order to determine compliance with this Article 10 or the status of the Corporation’s Tax Benefits.

(F) LEGENDS.  The Board of Directors may require that any certificates issued by the Corporation evidencing ownership of shares of Stock that are subject either to the restrictions on transfer and ownership contained in this Article 10 or to conditions imposed by the Board of Directors under Section (C) of this Article 10 bear a conspicuous legend referencing the applicable restrictions.

(G) AUTHORITY OF BOARD OF DIRECTORS.  Nothing contained in this Article 10 shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation in preserving the Tax Benefits.  Without limiting the generality of the foregoing, in the event of a change in law (including applicable regulations) making one or more of the following actions necessary or desirable or in the event that the Board of Directors believes one or more of such actions is in the best interest of the Corporation, the Board of Directors may accelerate the Expiration Date; provided that the Board of Directors shall determine in writing that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits or is otherwise reasonably necessary or desirable, as the case may be.  In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind Bylaws, regulations and procedures of the Corporation not inconsistent with the express provisions of this Article 10 for purposes of determining whether any Transfer of Stock would jeopardize the Corporation’s ability to preserve or use the Tax Benefits, or for the orderly application, administration and implementation of the provisions of this Article 10.  The Board of Directors shall have the exclusive power and authority to administer this Article 10 and to exercise all rights and powers specifically granted to the Board of Directors, or as may be necessary or advisable in the administration of this Article 10, including without limitation, the right and power to (1) interpret the provisions of this Article 10, (2) make all calculations and determinations deemed necessary or advisable for the administration of this Article 10 and (3) determine value in good faith, which determination shall be conclusive.  In the case of an ambiguity in the application of any of the provisions of this Article 10, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances.  In the event this Article 10 requires an action by the Board of Directors but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article 10.  All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Corporation, the Agent, and all other parties; provided, however, the Board of Directors may delegate all or any portion of its duties and powers under this Article 10 to a committee of independent members of the Board of Directors as it deems necessary or advisable.

(H) BENEFITS OF THIS ARTICLE 10.  Nothing in this Article 10 shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Article 10.  This Article 10 shall be for the sole and exclusive benefit of the Corporation and the Agent.

(I) SEVERABILITY.  If any provision of this Article 10 or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article 10.

(J) WAIVER.  With regard to any power, remedy or right provided herein or otherwise available to the Corporation or the Agent under this Article 10, (i) no waiver will be effective unless expressly contained in a writing signed by the waiving party; and (ii) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.”

2.  The foregoing amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Internet Brands, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this 11th day of June, 2009.

Internet Brands, Inc.

By:	/s/ Robert N. Brisco
Name: Robert N. Brisco
President and Chief Executive Officer